UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 09, 2020

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press Release

Paris, 9 November 2020

Orange Romania has signed a deal to acquire a 54% controlling stake in fixed operator Telekom Romania Communications

•   Telekom Romania Communications is one of Romania’s leading fixed telecom operators currently 54% owned by OTE and 46% by the Romanian State.

•   The transaction includes the 54% stake owned by OTE and its fixed-mobile convergent subscribers.

•   Total Enterprise Value: €497m, based on 100% of Telekom Romania Communications and the convergent customer base. This corresponds to a total purchase price of €268m for Orange, on a debt-free, cash-free basis and subject to customary adjustments at closing of the transaction.

•   This transaction represents a major step forward in Orange’s ambitions to become the preferred choice of customers for convergent services in the Romanian market and will increase investment and competition in the Romanian telecommunications sector to the benefit of consumers and society at large.

Orange Romania announces that it signed a deal to acquire a controlling 54% stake in Telekom Romania Communications ("TKR"), in a transaction that will significantly accelerate Orange’s strategy to become the preferred choice of customers for convergent services in the Romanian market. Orange will pay a total of €268m, on a debt-free, cash-free basis and subject to customary adjustments at closing, corresponding to a total enterprise value of €497m, based on 100% of Telekom Romania Communications and the convergent customer base.

TKR is Romania’s second largest player in fixed telecoms with revenues of €622m reported in 2019. Through its owned network infrastructure, TKR provides fixed voice, broadband and pay-tv services to 5 million customers and its approximately 90,000 km fibre network connects some 3 million households. It also provides convergent services to approximately 881 thousand fixed-mobile convergent subscribers, as at 30 June 2020 through an MVNO contract with Telekom Romania Mobile. These customers will migrate to Orange Romania’s network, following the completion of the transaction.

Orange Romania reported €1.1Bn revenues in 2019 and is the number one mobile operator in Romania. Thanks to this acquisition Orange will accelerate its convergent operator strategy which, when combined with TKR’s fixed network, will create a fully infrastructure-based convergent operator across B2C, B2B and ICT markets.

The future combined entity will aim to become the preferred choice of customers for convergent services in the Romanian market both for consumer and business segments. This transaction will also generate significant synergies deriving mainly from the cross-selling of services to existing customers, as well as the optimisation of the network including economies of scale and scope.

The closing of the transaction is subject to customary condition precedents, notably antitrust clearance by the European Commission and other relevant authorities and is expected to be completed within the second half of 2021. Until this approval and the completion of the transaction is obtained, both companies will continue to operate independently.

Mari-Noëlle Jégo-Laveissière, Deputy CEO, in charge of Orange in Europe, commented: "This acquisition is an important step to accelerate our convergence strategy in Europe. Romania is a key market for Orange and a great success story. This transaction confirms our long term commitment to the Romanian market. We are looking forward to contribute to the development of the telecoms sector through sustained investments in top performing network infrastructures and innovative services."

Liudmila Climoc, CEO, Orange Romania, commented: "This is a significant milestone for the Romanian telecom market that will enhance its attractiveness both in terms of converged telecoms services and high quality infrastructure, while increasing competition. It will provide the opportunity to scale up innovative convergent services, bringing broader benefits and wider choices to the customers and also to the country’s digital economy sustainable development. Orange Romania’s and Telekom Romania Communications’ network complementarity will allow us to bring together not only customers and teams, but also the best of expertise in terms of quality of service and future-proof mobile and fixed networks infrastructure."

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 42 billion euros in 2019 and 143,000 employees worldwide at 30 September 2020, including 83,000 employees in France. The Group has a total customer base of 256 million customers worldwide at 30 September 2020, including 212 million mobile customers and 21million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts

Tom Wright; +33 6 78 91 35 11; tom.wright@orange.com

Nicole Clarke; nicole.clarke@orange.com

ORANGE

Date: November 09, 2020	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations